UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Otherweb, Inc.

Legal status of issuer

   Form
   Public Benefit Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   September 12, 2021

Physical address of issuer:
551 S I-35 Frontage Rd, Unit 330
Round Rock TX 78664

Website of issuer:
https://otherweb.com/

Is there a Co-Issuer? _☑_ Yes ___ No

Name of Co-Issuer:
Otherweb I, a series of Wefunder SPV, LLC

Legal status of Co-Issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Delaware

    Date of Organization:
    February 17, 2023

Physical Address of Co-Issuer:
4104 24th St.
PMB 8113
San Francisco, CA 94114

Website of Co-Issuer:
https://wefunder.com/

Name of Co-Issuer:
Otherweb I EB, a series of Wefunder SPV, LLC

Legal status of Co-Issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Delaware

    Date of Organization:
    February 17, 2023

Physical Address of Co-Issuer:
4104 24th St.
PMB 8113
San Francisco, CA 94114

Website of Co-Issuer:
https://wefunder.com/

Name of intermediary through which the offering will be conducted:
Wefunder Portal LLC

CIK number of intermediary:
0001670254

SEC file number of intermediary:
007-00033

CRD number, if applicable, of intermediary:
283503

Name of Co-Issuer:
Otherweb SPV II, LLC

Legal status of Co-Issuer:

>   **Form:**
>   Limited Liability Company

>   **Jurisdiction of Incorporation/Organization:**
>   Delaware

>   **Date of Organization:**
>   July 31, 2023

Physical Address of Co-Issuer:
551 S I-35 Frontage Rd, Unit 330
Round Rock TX 78664

Website of Co-Issuer:
None

Name of intermediary through which the offering will be conducted:
DealMaker Securities LLC

CIK number of intermediary:
0001872856

SEC file number of intermediary:
008-70756

CRD number, if applicable, of intermediary:
315324

Current number of employees:

14

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$705,837.02	$21,294.00
Cash & Cash Equivalents:	$705,837.02	$21,294.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$9,137.80	$35,424.00
Long-term Debt:	$327,666.67	$150,808.00
Revenues/Sales:	$561.51	$113.00
Cost of Goods Sold:	$675,325.30	$0.00
Taxes Paid:	$0.00	$650.00
Net Income:	($687,265.00)	($158,930.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

April 23rd, 2024

FORM C-AR

Otherweb, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Otherweb, Inc., a Delaware Public Benefit Corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.otherweb.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 23rd, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements

by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Media Presentations

The Company's officers may participate in the filming of broadcast, online, or streaming media presentations and, in the course of the filming, may present certain business information to the host or audience (the "Media Presentations"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Media Presentations. Any Media Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C-AR. Accordingly, the statements made in any Media Presentations, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Media Presentations may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.otherweb.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise

revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Otherweb, Inc. (the "Company") is a Delaware Public Benefit Corporation, formed on September 12, 2021. The Company was formerly known as Valurank Corp.

The Company is located at 551 S I-35 Frontage Rd, Unit 330, Round Rock, TX 78664.

The Company's website is www.otherweb.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Otherweb has created a proprietary web and mobile platform that utilizes artificial intelligence to allow its readers to read news and commentary, listen to podcasts, and search the web without paywalls, clickbait, ads, autoplaying videos, affiliate links, or any other junk.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on September 12, 2021. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the time required to commercialize web-based news applications, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be

no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results by encouraging potential customers to delay purchase of our products and services. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal, and international levels.

Costs associated with information security – such as investment in technology, the costs of

compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by using Data Integrity and Compliance standards. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks as well as global pandemics have from time to time materially adversely affected the demand for our products and have also resulted in increased safety and security costs for us and the news industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness. Additionally, terrorist attacks, as well as global pandemics, , or the fear of such attacks or other hostilities, even if not made directly on the news industry would likely have a further significant negative impact on the Company and the news industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other news industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Alexander Fink who joined on September 2021 and is currently acting as the Chief Executive Officer of the Company. The Company has or intends to enter into employment agreements with Alexander Fink although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Alexander Fink or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the services used in providing our products.

In 2023, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

Supplier or Description: Amazon Web Services

Service: hosting, data storage and solutions

Percent of such service: 100.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including patents and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third

parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an

attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our business model is based upon certain assumptions about consumers, which may be inaccurate or change over time.

We are making an implicit assumption that a certain percentage of the population cares about the quality of the information they put into their brain. Our assumption regarding the magnitude of this quality-conscious segment may be incorrect.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Lobbying efforts and political risk may affect the Company's business.

We are entering a market where the incumbents have significant lobbying capabilities and have deployed capital in the past to influence legislation and government regulation in their favor. We may become the target of such lobbying efforts once we become successful.

Our Company is involved in an industry that can be volatile and unpredictable.

Free consumer products tend to be volatile and unpredictable in their growth, due to the unpredictability of user behavior and user acquisition. User acquisition in free B2C products tends to cheaper, but less predictable.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We are developing this product with the aid of individual contractors, some of whom are located in Ukraine and in Russia. The geopolitical situation in Eastern Europe might have temporary effects on our R&D operations from time to time.

Our Company is organized as a Public Benefit Corporation.

We have incorporated as a PBC to place the mission of "improving the quality of information

people consume" on par with the basic function of a corporation (maximizing shareholder value). We believe this will increase our appeal to our target audience, but at the same time, it may decrease our appeal for potential acquirers and reduce our chances of a quick exit.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

The Product

Otherweb has a suite of products aimed to help users consume higher-quality information.

Here is a (non-exhaustive) list:
- An information platform and news aggregator:
  - On the web: https://otherweb.com/
  - On iOS: https://apps.apple.com/app/apple-store/id6443798894
  - On Android: https://play.google.com/store/apps/details?id=com.otherweb
- A newsletter (with 6 issues sent out per week): https://www.otherweb.news/
- A browser extension for Chrome and Chromium-based browsers: https://chrome.google.com/webstore/detail/valurank/kkhcmgnlodakongllknldloammp mbpeg/
- A customizable HTML widget and customizable RSS feed that people can embed in their own readers or their own websites: https://otherweb.com/news/widget/configure

And a few more products in the pipeline. All our products are based on our underlying IP, which consists of 20+ AI-based models that evaluate information quality for written text.

Our Customer Base

Our products are consumer-facing, and (for the time being) free of charge. The target audience therefore includes all internet users.

For the time being we are focusing on English speaking countries, and particularly the US, Canada, the UK, Australia and, to a lesser extent, India. In the future we plan to expand our coverage to other languages and other locales (but this is a time-consuming process due to the need to retrain AI models for each new language).

The website and mobile apps currently have 1.68 million monthly active users (combined), and the newsletter has 71,000 readers with a 35% open rate.

The Competitive Landscape

We are straddling the space between social media, news media, and online content aggregation (including search engines) in general. As such, companies in all 3 of these spaces can be viewed as partly-competitive and partly-cooperative with us.

The closest competitors in terms of current functionality are news-reader apps like Flipboard, Artifact, Google News and Apple News. However, we have a different focus and functionality they don't have (for example, aggregation of research studies, books, online courses, podcasts, and even a custom search engine with adjustable filters).

In many ways, we are mirroring Google's initial strategy of "organizing the world's information", but modifying it to "improving the quality of the world's information". With this in mind, our focus is not limited to news, but rather, we cover all the types of information people consume (just as Google has done). We therefore view Google's main market (search engines) as a closer proxy for the market we are trying to contest as a company.

Marketing and Sales Strategies, New Business, and Product Pipeline

The vast majority of signups to our website and app have come by referral. Specifically, we have two ways in which people who use the app can refer people who don't use the app yet:
   1. Share the app with a friend during the signup flow
   2. Share a specific news/commentary item with a friend during normal usage

We have no precise way to track these (because a user who clicks on a link on the web, and then scans a QR code with their phone and downloads the app - cannot be tracked accurately) but we estimate that these two methods, combined, account for more than 60% of all signups to date.

The rest of the signups tend to come from:
   1. Public relations (TV, radio, written articles and podcast appearances)
   2. Cross-promotion with other websites and news sources
   3. Paid advertising
   4. Indirect - these include word of mouth, and advertising for our crowdfunding campaign that resulted in signups to our website and app instead

In the next 12 months we plan to enhance our product's audio capabilities (for news narration and for hands-free operation via voice commands), the feed's ability to customize itself to a particular user's preferences, improved user experience and user interface (to improve user retention and sharing), and an expansion of the types of content sampled to include things like local news, and news from other (non English-speaking) countries.

In the longer-term, we will consider leveraging our extensive AI models to create other products that provide the same benefits to other types of users - for instance, a datastream for advertisers and ad platforms, and a writer-feedback tool that helps writers create better content.

Research & Development

Our founder, Alex Fink, is a software engineer who rose through the management ranks and eventually worked as the VP of Engineering for a VR startup in Silicon Valley. He then founded his own technical consulting firm, and over the next 7 years took 35 complex tech products to mass production as a "VP Eng for hire". He also has 25 patents issued and several more pending.

Alex's initial partner, Yaki Tsaig, has a PhD in machine learning from Stanford, and currently manages Blackrock's algorithmic trading department with 80 data scientists and 150 billion dollars under management. Yaki eventually chose not to leave Blackrock, and became an advisor to (and not a cofounder of) the Otherweb, but is still involved in engineering decisions and mentors engineers from time to time.

As such, R&D is the core competency of our company. We chose to expand the engineering team primarily using contractors in Eastern Europe, because they tend to provide better value for the money and there is less churn (due to a lower competition for talent). In addition, Alex's extensive outsourcing experience and his command of the Russian language makes managing people in Eastern Europe easier.

Management and Personnel

As a pre-seed stage startup, Otherweb still has a flat structure with no management hierarchy. Everyone technically reports to the CEO (even if some people are viewed as more senior and mentor others).

In addition, we rely more heavily on advisors than other startups, and in some cases advisors (like Yaki) even contributed operational code that runs as part of the product to this day.

The key people are as follows.

Executive

Alex Fink

Backend

Artur Spatari
Sergey Kuznetsov
Jurij Smrke, PhD

AI/ML

Nikhil Bery
Omotoso Abdulmatin
Yaki Tsaig, PhD (advisor)

Frontend

Karina Kruhlova
Sasha Mangir
Abdelrazek Alaa ElDin

Design

Alexandr Russo
Vladimir Hadjioglo

Marketing

Dima Krieger

Creative

Anthony Wilson
Ashley Taylor

Finance & Legal

Renisha Lane, CPA
Raymond Brenneman, JD

Future hierarchy

As the team grows, we will promote the most senior contributors to management positions and create a 3-layer hierarchy.

Artur Spatari has ample management experience and is the lead candidate to head engineering.

Vladimir Hadjioglo is the former Director of Design at Crunchyroll (which had 60M daily users and was acquired by Sony Pictures) and is the lead candidate to head design and creative efforts.

Should we expand our content/creative efforts, Rich Evans (who is currently an advisor) will come on board as an employee.

Key advisors
Chris More - head of growth at Brave, former head of growth at Mozilla
Rich Evans - former head of Facebook News, senior editor at Yahoo News and Sky News
Bob Fine - CEO of IVRHA and the Social Media Monthly magazine
Peter Saint-Andre - 2x CTO with multiple exists, former head of partnerships at Mozilla
Chris Hutton - journalist at Washington Examiner
Daniel Henryk Rasolt - journalist and editor, founder of Unbounded World and Resilience.org

We have developed a good hiring pipeline in Chisinau, Moldova. This location has copious amounts of great talent, relatively low expected salaries, a convenient tax climate (the IT-Park special tax zone allows companies to pay 7% flat tax and exempts employees from all tax obligations) and none of the geopolitical risks associated with Russia, Belarus and Ukraine today.

We are therefore planning to spend most of the funds we raise on expanding our engineering team in Chisinau, and collocating the team in the TekWill coworking hub in Chisinau's city center.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened against the Company.

Other

The Company's principal address is 551 S I-35 Frontage Rd, Unit 330, Round Rock, TX 78664

The Company conducts business throughout the United States and internationally. It has offices in Round Rock, Texas, USA and Chisinau, Moldova.

Because this Form C-AR focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alexander Fink

All positions and offices held with the Company and date such position(s) was held with start and ending dates

September 2021 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer, President

Education

University of Massachusetts- Amherst, Masters of Business Administration, Marketing; Technion-Machon Technologi Le' Israel, BA in Computer Science

Prior Experience

 **Founder & CEO**
Otherweb · Full-time
Sep 2021 - Present · 2 yrs
Austin, TX · On-site



We are all bombarded with superficial, trivial, and often false information, because it generates clicks and views and helps the person who writes it get more ad revenue.

The result is that many people have the illusion of knowledge, while in reality, their head is often filled with misinformation, clickbait, and sometimes - just random junk.

The Otherweb provides a unique solution to this problem -
A walled-garden of pristine information where all the junk has been filtered out, and users have compelte control over what appears in their feeds and in what order.

Please join me in supporting the Otherweb on wefunder: https://wefunder.com/otherweb/

 **Founder & CEO**
Panopteo · Full-time
Nov 2015 - Jun 2022 · 6 yrs 8 mos
Austin, TX



Over the past 7 years, we shepherded 30+ projects from inception to mass production.

These included:
Action cameras, drones, military cameras, electronic rifle scopes, hunting cameras, VR broadcasting systems, self-driving trucks, telepresence robots, retail shelf-scanning robots, baby monitors, elderly monitors, pet monitors, cloud surveillance systems, transcription services, speech analysis software, natural language processing, and more.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alexander Fink

All positions and offices held with the Company and date such position(s) was held with start and ending dates

September 2021 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer, President

Education

University of Massachusetts- Amherst, Masters of Business Administration, Marketing; Technion- Machon Technologi Le' Israel, BA in Computer Science

Prior Experience

See above 'Prior Experience' for Alexander Fink.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 14 employees in Texas, USA and Moldova.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	51,000,000
Voting Rights	Each holder of the company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders.
Anti-Dilution Rights	None

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Employee Stock Options
Amount outstanding	2,400,000
Voting Rights	Upon conversion of option into Common Stock, each holder of the company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Preferred Stock (converted from WeFunder SAFE)
Amount outstanding	7,199,030
Voting Rights	By SPV lead investor
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities into which these WeFunder SAFEs have converted will be subject to dilution by the ongoing DealMaker Reg CF issuance and in the event that any of the outstanding convertible notes convert

Type of security	Preferred Stock (DealMaker CF Issuance)
Amount outstanding	1,411,784
Voting Rights	By SPV lead investor
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to this DealMaker Reg CF issuance will be subject to dilution by and in the event that any of the outstanding convertible notes convert

Type of security	Preferred Stock (converted from privately issued SAFEs)
Amount outstanding	3,755,738
Voting Rights	No
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to this DealMaker Reg CF issuance will be subject to dilution by and in the event that any of the outstanding convertible notes convert

Type of security	Convertible Notes
Amount outstanding	$330,000.00
Voting Rights	No
Anti-Dilution Rights	None

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Any Preferred Stock, including the securities into which any outstanding SAFEs convert, will be subject to dilution to the extent that any of the Convertible Notes convert.

Other than as described above, there are no differences between the SAFEs issued pursuant to Regulation CF and each other class of security of the Company.

As of fiscal year end 2023, the Company had the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Numerous Individual Creditors
Amount outstanding	$330,000.00
Interest rate / Payment schedule	2.0-3.0% per annum; upon maturity
Amortization Schedule	None
Describe any collateral or security	None
Maturity date	1/16/2025
Other material terms	Issued at $5 million valuation cap

Type of debt	Revolving Credit Accounts
Name of creditor	Various
Amount outstanding	$9,138.00
Interest rate / Payment schedule	various
Amortization Schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	N/A
Other material terms	None.

The total amount of outstanding debt is $330,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
WeFunder SAFE (Simple Agreement for Future Equity)	990,000	$990,000	General Operations	04/29/2023	Regulation CF
Series A Preferred Stock	1,411,784	$886,540	General Operations	08/28/2023	Regulation CF
Convertible Note	N/A	$50,000	General Operations	01/15/2023	Section 4(a)(2)
Convertible Note	N/A	$280,000	General Operations	01/15/2023	Section 4(a)(2)

Ownership

A majority of the Company is owned by a few people. The major shareholder is Alexander Fink.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Alexander Fink	85.0%

Capitalization of the Co-Issuer (Otherweb I and Otherweb I EB, a series of Wefunder SPV, LLC)

The Co-Issuer has issued the following outstanding Securities: 990,000 SAFEs

The Co-Issuer has the following debt outstanding: $0

The Co-Issuer has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration
WeFunder SAFE	990,000	$990,000	General Operations	04/29/2023	Regulation CF

Capitalization of the Co-Issuer (Otherweb SPV II, LLC)

The Co-Issuer has issued the following outstanding Securities: 1,411,785 shares of Series A Preferred Stock

The Co-Issuer has the following debt outstanding: $0

The Co-Issuer has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration
Series A Preferred Stock	1,411,784	$886,540	General Operations	08/28/2023	Regulation CF

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2023)

Total Income	Taxable Income	Total Tax
($687,265.00)	($687,265.00)	$--0.00--

Operations

Development continues of the Company's website and applications to create the world's premier tool for obtaining true information free from noise, clickbait, ads, or partisanship. Active users of the Company's products has grown to more than 9.6 million individuals, representing a growth rate multiple of 17,475x in the 17-month period from November 2022 – April 2024.

Proceeds from the Company's fundraising efforts have been dedicated to developing and improving it's core products- the Otherweb website and application. A dedicated software engineering and development team has been established in Chisenau, Moldova and is fully-staffed and operational.

The Company has recently completed a redesign of its corporate logo to improve brand identity and attract potential users to its products.

We will likely require additional financing in excess of the proceeds from the offerings in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Liquidity & Capital Resources

To-date, the company has been financed with $330,000 in convertible notes, $440,000 in directly-issued SAFE notes to private investors, $990,000 in SAFE notes issued via Regulation CF offering (which have since been converted to Series-A Preferred Shares), and $886,540 in Series-A Preferred Shares via Regulation CF offering.

The Company does not presently have any additional sources of capital other than the proceeds from the convertible notes, SAFE notes, and Series-A Preferred Shares listed above, however, the Company may apply to new funding sources in the future.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person

who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's equities by the Co-Issuer in order to secure the Investor's indirect interest in the Company through Investor's purchase of membership units of the SPV may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

A $280,000 invested, via convertible note, from Panopteo LLC. Panopteo LLC is partly-owned by Alexander Fink, the CEO of Otherweb, Inc.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Disqualification

The Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alexander Fink
(Signature)

Alexander Fink
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Alexander Fink
(Signature)

Alexander Fink
(Name)

Chief Executive Officer, President
(Title)

February 5, 2024
(Date)

EXHIBITS

Exhibit A   Financial Statements with Independent Auditor's Report